# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cambium Networks Corp, CIK 0001738177
CUSIP: G17766109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 190 ELGIN AVENUE, GEORGE TOWN, GRAND CAYMAN, Cayman Islands (E9), KY1-9008
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001037792

## Reporting persons
- PARADIGM CAPITAL MANAGEMENT INC/NY: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 478,400; shared voting power 0; sole dispositive power 478,400; shared dispositive power 0; aggregate amount beneficially owned 478,400 (1.7% of the class)

## Item 1. Issuer
Name of issuer: Cambium Networks Corp
Address of issuer's principal executive offices: 190 ELGIN AVENUE, GEORGE TOWN, GRAND CAYMAN, CAYMAN ISLANDS, KY1-9008

## Item 2. Person Filing
Name of person filing: Paradigm Capital Management, Inc.
Address of principal business office or, if none, residence: 9 Elk Street, Albany, NY 12207
Citizenship: New York S Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 478,400
Percent of class: 1.7
Sole power to vote or to direct the vote: 478,400
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 478,400
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All securities reported in this Schedule 13G Report are owned by advisory clients of the Reporting Person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PARADIGM CAPITAL MANAGEMENT INC/NY: Gregg A Miller, Chief Compliance Officer (02/14/2025)